EXHIBIT 2.02

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of May 15, 2013 by and between SUSTAINABLE ACQUISITION CORP., a New York corporation with an address at 2 Executive Drive, Suite 630, Fort Lee, New Jersey 07024 (“Merged Corporation”), and SUSTAINABLE ENERGY INDUSTRIES, INC., a New York corporation, with an address at 575 Lexington Avenue, 4th FL, New York, New York 10022 (“Surviving Corporation”).

WITNESSETH

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with Section 904 of the New York Business Corporation Law (“New York Law”), the Merged Corporation will be merged with and consolidated into the Surviving Corporation (the “Merger”);

WHEREAS, the Board of Directors of the Merged Corporation has approved and adopted this Agreement and approved the Merger and other transactions contemplated by this Agreement; and

WHEREAS, the Board of Directors of the Surviving Corporation has approved and adopted this Agreement and approved the Merger and other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the covenants, premises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

The Merger.

At the Effective Time (as defined in Section 2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of New York Law, the Merged Corporation shall be merged with and into the Surviving Corporation, the separate corporate existence of the Merged Corporation shall cease, and the Surviving Corporation shall continue as the surviving corporation.

2.

Effective Time.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the “Certificate of Merger”) with the Department of State of the State of New York in accordance with the relevant provisions of New York Law at any time within ten days after the date of this Agreement or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger (the time of the acceptance of the Certificate of Merger by the New York Department of State being referred to in this Agreement as the “Effective Time”).

3.

Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of New York Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of  the Merged Corporation shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Merged Corporation shall become the debts, liabilities and duties of the Surviving Corporation.

4.

Certificate of Incorporation; Bylaws.

(a)

At the Effective Time, the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall remain the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law.

(b)

At the Effective Time, the by-laws of the Surviving Corporation as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law and such by-laws.

5.

Directors and Officers.  The directors of the Merged Corporation and the Surviving Corporation in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to serve in such capacity until the next annual meeting of the shareholders of the Surviving Corporation, their death, resignation or removal.  The officers of  the Merged Corporation and Surviving Corporation immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to serve in such capacity at the pleasure of the board of directors of the Surviving Corporation.

6.

Effect on Common Stock.

(a)

Cancellation of  the Merged Corporation’s Common Stock.  Each share of  the Merged Corporation’s Common Stock (i) held in the treasury of the Merged Corporation;  (ii) owned and/or controlled  by the Surviving Corporation and/or (iii) owned and/or controlled by any affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of the Surviving Corporation immediately prior to the Effective Time shall, at the Effective Time, be cancelled and extinguished without any conversion thereof or compensation therefor.

7.

Representations and Warranties.  The Merged Corporation on the one hand and the Surviving Corporation on the other hand, shall each represent to the other that:

(a)

Organization.

The Surviving Corporation and the Merged Corporation are corporations duly organized, validly existing and in good standing under the laws of the State of New York.

(b)

Authority.  The Surviving Corporation and the Merged Corporation each has all necessary power and authority to execute and deliver this Agreement and to carry out each parties obligations under this Agreement.  This Agreement has been duly executed and delivered by the Surviving Corporation and the Merged Corporation assuming the due authorization, execution and delivery by each party, subject only to the filing of the Certificate of Merger pursuant to New York Law, constitutes the legal, valid and binding obligation of the Surviving Corporation and the Merged Corporation, enforceable against the Surviving Corporation and the Merged Corporation in accordance with its terms, except as enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or (ii) by general equitable principles.

(c)

Board of Directors Approval.  This Agreement has been approved and adopted by the Board of Directors of each of the Merged Corporation and the Surviving Corporation.

(d)

Shareholder Approval.  This Agreement shall be approve and adopted and the Merger shall have been duly approved, by the requisite vote under New York Law by the shareholders of the Merged Corporation.

8.

The Merged Corporation and the Surviving Corporation hereby stipulate that they will cause to be executed and filed any document or documents prescribed by the laws of the State of New York, and that they will perform or cause to be performed all necessary acts therein and elsewhere to effectuate the Merger.

9.

No amendments or changes to the certificate of incorporation of the Surviving Corporation are effected by this Agreement or by the Certificate of Merger filed pursuant hereto.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, we have executed this Agreement as of the day and year first above written.

Surviving Corporation:

SUSTAINABLE ENERGY INDUSTRIES, INC.

By:/s/ Peter Fazio

      Name:    Peter Fazio

      Title:      CEO

Merged Corporation:

SUSTAINABLE ACQUISITION CORP.

By:/s/ Max Khan

      Name:    Max Khan

      Title:      CEO

Schedule A

ENTITY	DATE OF INCORPORATION	NUMBER OF SHARES AUTHORIZED	NUMBER ISSUED
Sustainable Energy Industries, Inc.	April 3, 2013	200	100
Sustainable Acquisition Corp.	April 3, 2013	200	100